Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Trustees and Shareholders
Lexington Realty Trust:

We consent to the incorporation by reference in the registration statements on Form S-3 (File Nos. 333-157860, 333-183645 and 333-182534), on Form S-4 (File No. 333-192283) and on Form S-8 (File No. 333-175618) of Lexington Realty Trust of our reports dated February 26, 2014, with respect to the consolidated balance sheets of Lexington Realty Trust and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and the related financial statement schedule III, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013 annual report Form 10-K of Lexington Realty Trust.

New York, New York
February 26, 2014